EXHIBIT 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom

Update—Routine announcements in the period to May 4, 2021

April 6, 2021	Transaction in Own Shares

April 7, 2021	Transaction in Own Shares

April 8, 2021	Transaction in Own Shares

April 9, 2021	Transaction in Own Shares

April 12, 2021	Transaction in Own Shares

April 13, 2021	Transaction in Own Shares

April 14, 2021	Transaction in Own Shares

April 15, 2021	Transaction in Own Shares

April 16, 2021	Transaction in Own Shares

April 19, 2021	Transaction in Own Shares

April 20, 2021	Transaction in Own Shares

April 21, 2021	Transaction in Own Shares

April 22, 2021	Transaction in Own Shares

April 23, 2021	Transaction in Own Shares

April 26, 2021	Transaction in Own Shares

April 27, 2021	Transaction in Own Shares

April 28, 2021	Transaction in Own Shares

April 29, 2021	Transaction in Own Shares

April 30, 2021	Transaction in Own Shares

May 4, 2021	Transaction in Own Shares